Marathon Capital Markets, LLC

Financial Report
December 31, 2022

Filed as PUBLIC information pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52256

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Marathon Capital Markets, LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

200 W Madison St, Suite 3700
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert J. Braasch	312-989-1342	RBraasch@marathoncapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RSM US LLP
(Name – if individual, state last, first, and middle name)

30 South Wacker Drive, Suite 3300	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

09/24/2003	49
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert J. Braasch _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Marathon Capital Markets, LLC _____, as of December 31 _____, 2022 _____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



JUDITH ALEXA THOMPSON
Official Seal
Notary Public - State of Illinois
My Commission Expires Oct 3, 2023

Signature: _Robert J Braasch_

Title:
President and CCO

Notary Public _Judith Alexa Thompson_

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Contents



RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

Board of Managers and Member
Marathon Capital Markets, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Marathon Capital Markets, LLC (the Company) as of December 31, 2022, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2007.

Chicago, Illinois
February 10, 2023

Marathon Capital Markets, LLC

Statement of Financial Condition
December 31, 2022

Assets

Cash	$ 21,409,283
Accounts receivable, net	2,112,576
Investments in securities, at fair value	243,000
Prepaid expenses	41,973
Total assets	**$ 23,806,832**

Liabilities and Member's Equity

Liabilities	
Due to Parent	$ 9,085,480
Accounts payable	152,963
Deferred revenue	156,250
	9,394,693
Member's equity	14,412,139
Total liabilities and member's equity	**$ 23,806,832**

See Notes to Statement of Financial Condition.

Marathon Capital Markets, LLC

Notes to Statement of Financial Condition

Year Ended December 31, 2022

Note 1.   Nature of Operations and Significant Accounting Policies

Nature of operations: Marathon Capital Markets, LLC (the Company) was organized in the State of Delaware and is a wholly owned subsidiary of Marathon Capital, LLC (the Parent). The Parent is the sole member of the Company and the operating agreement provides, among other things, that the term of the Company shall be perpetual until the Company is dissolved by the Parent.

The Company is a broker-dealer registered under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority (FINRA). The Company's activities include investment banking and related advisory services, primarily involving private placement offerings.

The Company does not handle customers' cash or securities and thus has no obligations under SEC Rule 15c3-3.

The Company is approved to engage in investment banking in Canada as an Exempt Market Dealer by its principal regulator, the Ontario Securities Commission. The Company is currently approved to conduct business in the provinces of Ontario, Nova Scotia and British Columbia.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition: The Company's investment banking and advisory fees generally consist of non-refundable fees for a specified deliverable (i.e., a business plan or fairness opinion), up-front work fees or ongoing retainer fees, and success fees due upon the successful closing of a transaction. Fees for specific deliverables, work fees, and retainers are generally fixed, while success fees may be fixed or variable. Investment banking and advisory fees, as well as related reimbursed client expenses, are recorded when the performance obligation for the transaction is satisfied under the terms of each contract and it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur. Generally, the performance obligation for specific deliverables is satisfied at a point in time upon delivery of the report, while the performance obligation for up-front work fees, ongoing retainer fees, and success fees is satisfied ratably over time during the term of each contract. Success fees are generally constrained until the completion of a transaction is imminent and are recognized at that point. Management's judgment is required in determining when a performance obligation has been met. Most fees are due and received shortly after the completion of the related performance obligation, with the exception of up-front work fees which are invoiced and received prior to completion of the performance obligation.

Accounts receivable from investment banking and advisory services are based on executed agreements which meet the revenue recognition criteria noted above. The Company may record a current expected credit loss, which is based upon a review of outstanding receivables and historical collection information. As of January 1, 2022, accounts receivable, net, was $25,669,610, which included an allowance for expected credit losses of $603,184. As of December 31, 2022, accounts receivable was $2,112,576, and the Company determined no current expected credit loss was necessary.

Deferred revenue of $156,250 represents the portion of up-front work fees received by the Company for which the performance obligation has not been fully satisfied.

Marathon Capital Markets, LLC

Notes to Statement of Financial Condition

Year Ended December 31, 2022

Note 1. Nature of Operations and Significant Accounting Policies (continued)

Investments: The Company follows the ASC 820, *Fair Value Measurement*, for assets and liabilities measured and reported at fair value. ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Techniques that are consistent with the market approach, the income approach and/or the cost approach should be used in determination of fair value. Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability. Inputs may be observable, meaning those that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources, or unobservable, meaning those that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In that regard, ASC 820 establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The Company assesses its investments on an annual basis to determine the appropriate classification within the fair value hierarchy, as defined by ASC 820. Transfers between fair value classifications occur when there are changes in pricing observability levels.

The fair value hierarchy is as follows:

Level 1: Valuations based on quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Valuations based on quoted prices for similar assets or liabilities in active markets, and inputs that are observable for the assets or liabilities, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3: Valuations based on inputs that are unobservable and deemed significant to the overall fair value measurement (including the Company's own assumptions used in determining the fair value of investments).

The Company entered into warrant agreements with two separate privately held companies during 2022. The aggregate exercise price for these agreements was $243,000. The Company valued the warrants at the aggregate exercise price, which approximates fair market value as of December 31, 2022. There were no observable inputs to value this investment, thus it was considered to be a Level 3 investment. There were no sales or transfers in and out of Level 3 investments in 2022.

Foreign currency translation: The Company's functional currency and reporting currency is the United States dollar. Monetary assets and liabilities denominated in foreign currency are translated into United States dollars using the rate of exchange in effect at the end of the year. All transactions denominated in foreign currency are translated into United States dollars at the exchange rates in effect at the transaction date. The effect of foreign currency translation is insignificant to the financial statements taken as a whole.

Income taxes: The Company is a single member limited liability company and is treated as a disregarded entity for federal and state tax purposes. The Company does not file a federal or state tax return, but its taxable income is reported as part of the Parent's federal and state tax returns.

The Company has a tax sharing agreement with the Parent whereby it reimburses the Parent an estimated amount for federal, state, and local income taxes incurred from the results of the Company's operations in the Parent's consolidated tax returns. Although the Company does not prepare a stand-alone tax provision, it estimates that the Company's effective tax rate would be similar to the rate charged to it by the Parent were a stand-alone tax provision prepared.

Marathon Capital Markets, LLC

Notes to Statement of Financial Condition

Year Ended December 31, 2022

Note 1.   Nature of Operations and Significant Accounting Policies (continued)

The accounting standard on accounting for uncertainty in income taxes provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Parent's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year.

Management has determined there are no material uncertain income tax positions through December 31, 2022. The Parent and the Company are generally not subject to U.S. federal, state or local income tax examinations for tax years before 2019.

Note 2.   Related-Party Transactions

Pursuant to a service agreement between the Parent and the Company, the Company is invoiced various expenses. The Company is billed for transactional support and client expenses incurred by the Parent related to fulfillment of investment banking and advisory contracts. The Company also pays a monthly management fee to the Parent whereby the Parent provides, among other things, office space and administrative support. In addition, the Parent pays certain expenses related to audit and regulatory matters on behalf of the Company that are reimbursed to the Parent. As noted above, the Company also makes estimated tax payments to the Parent. The Company generally settles intercompany invoices monthly. As of December 31, 2022, the Company had a liability to the Parent in the amount of $9,085,480.

Note 3.   Concentration of Credit Risk

The Company maintains significant deposits in a bank. The Company has not experienced any losses in this account. Management believes the Company is not exposed to significant credit risk.

Note 4.   Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1). Under this rule, the Company is required to maintain net capital of $100,000, as defined. The rule also requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1, and provides that equity capital may not be withdrawn if the resulting ratio would exceed 10 to 1.

Net capital and aggregate indebtedness change from day to day, as of December 31, 2022, the Company had net capital and a net capital requirement of $12,606,111 and $626,313, respectively. The Company's ratio of aggregate indebtedness to net capital ratio was 0.75 to 1 as of December 31, 2022. The rule may effectively restrict distributions to the Parent.

As an Exempt Market Dealer, the Company is also subject to a 50,000 Canadian Dollar excess working capital requirement by the Ontario Securities Commission and was in compliance with the requirement as of December 31, 2022.

Note 5.   Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote, and has not recorded a contingent liability in the financial statements for these indemnifications.

Marathon Capital Markets, LLC

Notes to Statement of Financial Condition

Year Ended December 31, 2022

Note 6.   Subsequent Events

Management has evaluated the possibility of subsequent events existing in the Company's financial statements through the date the financial statements were issued. Management has determined that there are no material events or transactions that would affect the Company's financial statements or required disclosure in the Company's footnotes to the financial statements through this date.